LIMITED LIABILITY COMPANY AGREEMENT

of

INFINOVATE LLC

A Delaware Limited Liability Company

THE MEMBERSHIP INTERESTS EVIDENCED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 506 PROMULGATED THEREUNDER AND HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE STATE SECURITIES LAWS OF ANY RELEVANT JURISDICTION IN WHICH THE MEMBERSHIP INTERESTS HAVE BEEN OFFERED AND SOLD PURSUANT TO APPLICABLE EXEMPTION THEREFROM. THE MEMBERSHIP INTERESTS MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION UNDER APPLICABLE STATE SECURITIES LAWS, UNLESS EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION ARE AVAILABLE. IN ADDITION, THE SALE, TRANSFER OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS EVIDENCED HEREBY OR ANY INTEREST THEREIN ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN THIS AGREEMENT.

LIMITED LIABILITY COMPANY AGREEMENT
OF
INFINOVATE LLC
A Delaware Limited Liability Company

This Limited Liability Company Agreement (the "Agreement") of Infinovate LLC, a Delaware limited liability company (the "Company") is entered into effective as of September 27, 2016 (the "Effective Date"), by and among GJAK, LLC, a California limited liability company ("GJAK"), The Renaissance Companies, Inc., a Nevada corporation ("TRC"), and Genius Junkie, LLC ("Genius"), a Nevada limited liability company, and those additional Persons who execute this Agreement as members of the Company hereafter (GJAK, TRC, Genius and such additional Persons also collectively being referred to in this Agreement as the "Members," and each individually as a "Member") with reference to the following facts:

WHEREAS, effective as of May 24, 2016, the Company was duly formed under the Delaware Limited Liability Company Act (the "Delaware Act") by the filing of a Certificate of Formation (the "Certificate of Formation") with the Delaware Secretary of State, Division of Corporations;

WHEREAS, the parties hereto now desire to set forth the provisions for the management of the Company and the rights, privileges, preferences, duties and obligations of the members of the Company in their capacities as such, in each case upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the terms and conditions set forth herein, the mutual covenants expressed herein and for other good and valuable consideration, the receipt and sufficiency is hereby acknowledged, each of the parties to this Agreement hereby agrees as follows:

ARTICLE 1
ORGANIZATIONAL MATTERS

1.1.   Defined Terms. For purposes of this Agreement, capitalized terms utilized herein and not otherwise defined herein shall, unless the context clearly indicates otherwise, have the definitions ascribed to such terms as follows:

1.1.1   "A-1 Manager" and "A-2 Manager" shall each have the meanings ascribed to each such term in Section 4.2.1 of this Agreement.

1.1.2   "Affiliate" shall mean any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified party. For purposes of the preceding sentence, the term "control" shall mean (a) the power, direct or indirect, to direct or cause the direction of the management and policies of a Person through voting securities, by contract or otherwise; or (b) the ownership, directly or indirectly, of at least fifty percent (50%) (or, if less, the maximum ownership interest permitted by law) of the voting securities or other ownership interest of a Person.

1.1.3   "Agreement" shall have the meaning ascribed to such term in the introductory paragraph to this Agreement.

1.1.4   "Applicable Law" shall mean, with respect to any Person, all statutes, laws, rules, orders, regulations, ordinances, judgments, decrees and injunctions affecting such Person, such Person's assets or the securities of such Person, whether now or hereafter enacted and in force, including, without limitation, the Securities Act and the Exchange Act.

1.1.5 "<u>Applicable Member</u>" shall have the meaning ascribed to such term in Section 2.4.1(a) of this Agreement.

1.1.6 "<u>Available Amounts</u>" shall mean the amounts which the Board of Managers determines, in its sole discretion, are available for distribution to the Members, taking into account all debts, liabilities, and obligations of the Company, and any reserves for working capital in amounts deemed appropriate by the Board of Managers, for other capital requirements as determined by the Board of Managers (including capital expenditures), and for contingencies (as determined by the Board of Managers).

1.1.7 "<u>Board</u>" and "<u>Board of Managers</u>" shall each have the meanings ascribed to each such term in Section 4.1.1 of this Agreement.

1.1.8 "<u>Book Value</u>" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Book Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Board of Managers and the contributing Member.

(b) The Book Values of all Company assets immediately prior to the occurrence of any event described in clauses 1, 2, 4 or 5 hereof shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers using such reasonable method of valuation as it may adopt, as of the following times:

(1) the acquisition of an additional interest in the Company by a new or existing Member in exchange for more than a de minimis Capital Contribution, if the Board of Managers reasonably determines that such adjustment is necessary or appropriate to reflect the relative Economic Interest of the Members in the Company;

(2) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company, if the Board of Managers reasonably determines that such adjustment is necessary or appropriate to reflect the relative Economic Interests of the Members in the Company;

(3) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(4) the issuance of any interests in the Company for services; and

(5) at such other times as the Board of Managers shall reasonably determine necessary or advisable in order to comply with the Regulations Sections 1.704-1(b) and 1.704-2.

(c) The Book Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution as determined by the Board of Managers.

(d) The Book Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital

Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that the Board of Managers reasonably determines that an adjustment pursuant to this paragraph (b), above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

(e)   Notwithstanding the foregoing, upon the exercise of all or any portion of any non-compensatory warrant, option or convertible security which may be issued by the Company from time to time, the Board of Managers may, in lieu of the above, cause the Book Values of the Company's assets to be adjusted in a manner described in Treasury Regulation Section 1.704-1(b)(2)(iv)(s), and/or such other methods of making such adjustments and allocations as are reasonable under the circumstances, and to make allocations of such adjustments among the Capital Accounts of the Members, provided that such actions are undertaken in a manner which is reasonable and consistent therewith and with the Member's overall economic interests in the Company, as reasonably determined by the Board of Managers.

(f)   If the Book Value of a Company asset has been determined or adjusted pursuant to paragraphs (a), (b), (d) or (e) of this definition of Book Value, such Book Value shall thereafter be adjusted by the depreciation or amortization taken into account with respect to such Company asset for purposes of computing Net Profits and Net Losses (such depreciation or amortization to be determined in a manner set forth in the Regulations promulgated pursuant to Section 704(b) of the Code).

1.1.9   "Business" shall have the meaning ascribed to such term in Section 1.7 of this Agreement.

1.1.10   "Business Assets" shall have the meaning ascribed to such term in the Contribution Agreement.

1.1.11   "Capital Account" shall have the meaning ascribed to such term in Section 5.1 of this Agreement.

1.1.12   "Capital Contributions" shall mean, with respect to any Member, the total amount of money and the initial fair market value of property (other than money) contributed or deemed hereunder to have been contributed to the capital of the Company by such Member.

1.1.13   "Capital Events" shall mean any sale, exchange or other disposition or refinancing of all or any material portion of the Company's assets (or any assets of any directly or indirectly subsidiary entity which is controlled by the Company and through which any portion of the Business of the Company is conducted from time to time).

1.1.14   "Certificate of Formation" shall have the meaning ascribed to such term in the first WHEREAS clause of this Agreement.

1.1.15   "Class A-1 Common Units," "Class A-2 Common Units" and "Class A-3 Common Units" shall each have the meanings ascribed to each such term in Section 2.1 of this Agreement.

1.1.16   "Class B Common Units" shall have the meaning ascribed to such term in Section 2.1 of this Agreement.

1.1.17   "Code" shall mean the Internal Revenue Code of 1986, as amended.

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1.1.18 "Company" shall have the meaning ascribed to such term in the introductory paragraph to this Agreement.

1.1.19 "Company Counsel" shall have the meaning ascribed to such term in Section 12.3 of this Agreement.

1.1.20 "Company Option Period" shall have the meaning ascribed to such term in Section 6.6.2 of this Agreement.

1.1.21 "Confidential Information" shall mean all confidential and proprietary information of the Company, and/or its respective Affiliates, including without limitation, confidential or proprietary information regarding products, research and development, processes, prospective or current customers, clients or markets, client lists, fee and pricing policies, marketing materials, technical and research data, methods of operation, proprietary computer programs, profits, costs, markets, key personnel, formulae, product applications, technical processes, trade secrets, know-how, descriptive materials relating to any of the foregoing, and information provided to any of the Company, and/or its respective Affiliates by others which the Company, and/or any of their respective Affiliates is obligated to keep confidential, whether such information is in the memory of a Person or is embodied in written, electronic, or other tangible form. Notwithstanding the foregoing, however, the term "Confidential Information shall not include information which: (a) can be shown to have been known to the receiving party prior to disclosure by the Company; (b) is or hereafter becomes known to the general public without breach or fault on the part of the receiving party; (c) is disclosed to the receiving party by a third party without restriction on disclosure and without breach of any nondisclosure obligation; or (d) can be shown to have been created independently by the receiving party without using any Confidential Information.

1.1.22 "Contribution Agreement" shall mean that certain Contribution Agreement dated as of the Effective Date and entered into by and among the Company, GJAK and TRC.

1.1.23 "Delaware Act" shall have the meaning ascribed to such term in the first WHEREAS clause of this Agreement.

1.1.24 "Economic Interest" shall mean a Person's right to share in the Net Profits, Net Losses, or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as specifically provided in this Agreement or required under the Delaware Act, any right to information concerning the business and affairs of the Company.

1.1.25 "Effective Date" shall have the meaning ascribed to such term in the introductory paragraph to this Agreement.

1.1.26 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

1.1.27 "Future Equity Issuance" shall have the meaning ascribed to such term in Section 2.3 of this Agreement.

1.1.28 "Independent Manager" shall have the meaning ascribed to such term in Section 4.2.1 of this Agreement.

1.1.29 "GJAK" shall have the meaning ascribed to such term in the introductory paragraph to this Agreement.

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1.1.30 "Major Actions" shall have the meaning ascribed to such term in Section 4.3 of this Agreement.

1.1.31 "Majority in Interest of the A-1 Members" shall, as of any given point in time, mean such Member or Members who, in the aggregate, hold more than 50% of the aggregate number of outstanding Class A-1 Common Units as of such time.

1.1.32 "Majority in Interest of the A-2 Members" shall, as of any given point in time, mean such Member or Members who, in the aggregate, hold more than 50% of the aggregate number of outstanding Class A-2 Common Units as of such time.

1.1.33 "Majority of the Class A Common Members" shall, as of any given point in time, mean such Member or Members who, in the aggregate, hold more than fifty percent (50%) of the aggregate number of outstanding Class A Common Units as of such time.

1.1.34 "Manager" shall have the meaning ascribed to such term in Section 4.1.1 of this Agreement.

1.1.35 "Member(s)" shall have the meaning ascribed to such term in the introductory paragraph to this Agreement.

1.1.36 "Membership Interest" shall mean the entire ownership interest of a Member in the Company at any particular time, including, without limitation, the Member's Economic Interest, any and all rights to vote and otherwise participate in the Company's affairs, and the rights to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

1.1.37 "Net Profits" and "Net Losses" shall mean for any given period, the taxable income or taxable loss of the Company for such period determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits and Net Losses shall increase such income or decrease such loss, as the case may be;

(b) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures by Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits and Net Losses, shall decrease such Net Profits or increase such Net Losses, as the case may be;

(c) Any income, gain, loss, or deduction required to be specially allocated to Members under Section 5.3, below, shall not be taken into account in computing Net Profits or Net Losses;

(d) In lieu of any depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, the Company shall compute such deductions based on the Book Value of the property so being depreciated or amortized for such period in the manner described in Regulations Sections 1.704-1(b)(2)(iv)(g) and 1.704-1(b)(4)(i).;

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(e)   Gain or loss resulting from a disposition of Company property where such gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(f)   If the Book Value of Company assets is adjusted as provided in subsection (b) - (d) of the definition of Book Value, above, then the Net Profits or Net Losses of the Company shall include the amount of any increase or decrease in such Book Values attributable to such adjustments.

1.1.38 "Offering" shall have the meaning ascribed to such term in Section 2.2.1(c) of this Agreement.

1.1.39 "Offering Notice" shall have the meaning ascribed to such term in Section 2.4.1(a) of this Agreement.

1.1.40 "Participate" means to participate, in any capacity, directly or indirectly, whether as an employee, consultant, director, partner, member, shareholder, investor or otherwise; provided that ownership of less than one percent (1%) of the outstanding equity securities of a publicly traded corporation will not constitute Participation.

1.1.41 "Permitted Capacity" shall have the meaning ascribed to such term in Section 7.2.1 of this Agreement.

1.1.42 "Permitted Transfer" shall have the meaning ascribed to such term in Section 6.3 of this Agreement.

1.1.43 "Person" shall mean and include any individual, corporation, partnership, limited liability company, trust, unincorporated organization, government or any department or agency thereof, or any entity similar to any of the foregoing.

1.1.44 "Presumed Tax Liability" shall have the meaning ascribed to such term in Section 5.5 of this Agreement.

1.1.45 "Presumed Tax Rate" shall mean, with respect to any particular taxable year, the maximum U.S. federal and California state income tax rates, taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes and the character of the income in question (i.e., long term capital gains, ordinary income) applicable to an individual citizen of the U.S. residing in the State of California, plus the maximum rate of tax applicable to such an individual pursuant to Section 1411 of the Code (but for this purpose not including any rate of tax applicable to net earnings from self-employment, within the meaning of Section 1402 of the Code).

1.1.46 "Priority Units" shall collectively mean the Class A-1 Common Units, the Class A-2 Common Units and the Class A-3 Common Units.

1.1.47 "Pro Rata Share" shall mean, with respect to any Applicable Member in connection with any Future Equity Issuance, such portion of the securities sold in such Future Equity Issuance as shall be necessary to allow such Applicable Member to maintain its percentage interest in the Company (such percentage interest being measured by the number of Units owned by such Applicable Member, as compared to total Units outstanding) immediately prior to the offering of such securities.

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1.1.48 "<u>Purchase Election</u>" shall have the meaning ascribed to such term in Section 2.4.1(a) of this Agreement.

1.1.49 "<u>Qualified IPO</u>" shall mean a firm underwritten initial public offering of equity securities in the Company (or its successor in interest of any affiliate of the Company in connection with which substantially all of the proceeds therefrom are invested in the Company or in any successor in interest to the Company) with a listing on an exchange for a total offering of not less than ten million dollars ($10,000,000) (before deduction of underwriter's commissions and expenses). For purposes of this Agreement, a Qualified IPO shall also include any transaction pursuant to which a newly formed corporation issues securities in a firm underwritten initial public offering for the purpose of investing the net proceeds thereof in equity interests of the Company (or any successor in interest to the Company), or any similar transaction, provided, however, that any such transaction, on the whole, otherwise meets the requirements of a Qualified IPO pursuant to the immediately preceding sentence.

1.1.50 "<u>Regulations</u>" shall mean proposed, temporary, and final Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of successor Treasury Regulations).

1.1.51 "<u>Regulatory Allocations</u>" shall have the meaning ascribed to such term in Section 5.3.3 of this Agreement.

1.1.52 "<u>Restricted Unit Issuance Agreement</u>" shall mean any agreement entered into by and among the Company, on the one hand, and any recipient of issuance of Class B Common Units (and/or options thereon), on the other hand, setting forth terms and conditions with respect to such issuance.

1.1.53 "<u>704(b) Regulations</u>" shall have the meaning ascribed to such term in Section 5.3.1 of this Agreement.

1.1.54 "<u>Securities Act</u>" shall mean the Securities Act of 1933, as amended.

1.1.55 "<u>Selling Member</u>" shall have the meaning ascribed to such term in Section 6.6.1 of this Agreement.

1.1.56 "<u>Selling Member Transaction</u>" shall have the meaning ascribed to such term in Section 6.6.1 of this Agreement.

1.1.57 "<u>Tag-Along Member</u>" and "Tag Along Units" shall each have the meanings ascribed to each such term in Section 6.6.1 of this Agreement.

1.1.58 "<u>Transfer</u>" means, with respect to any interest in the Company, a sale, conveyance, exchange, assignment, pledge, encumbrance, gift, bequest, hypothecation or other transfer or disposition by any other means, whether for value or no value and whether voluntary or involuntary (including, without limitation, by operation of law), or an agreement to do any of the foregoing.

1.1.59 "<u>TRC</u>" shall have the meaning ascribed to such term in the introductory paragraph to this Agreement.

1.1.60 "<u>Units</u>" shall have the meaning ascribed to such term in Section 2.1 of this Agreement.

NAI-1501866703v5

1.2.   Formation. The Company has been organized as a limited liability company by the filing of the Certificate of Formation with the Delaware Secretary of State, Division of Corporations, in accordance with and pursuant to the Delaware Act. The rights and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that there is any conflict or inconsistency between any provisions of this Agreement and any non-mandatory provision of the Delaware Act, the provisions of this Agreement shall control and take precedence.

1.3.   Name. The name of the Company shall be "Infinovate LLC." The Company may conduct business under that name or any other name selected by the Board of Managers, from time to time, in accordance with Applicable Law. The Board of Managers shall, on behalf of the Company, cause to be executed and filed any certificates, articles, fictitious business name statements, and the like, and any amendments or supplements thereto, as the Board of Managers considers appropriate or advisable.

1.4.   Principal Place of Business. The principal place of business of the Company shall be at such place within or outside of the State of Delaware as the Board of Managers may from time to time designate. The Company may maintain offices and places of business at such other place or places as the Board of Managers may determine.

1.5.   Registered Office and Registered Agent. The Company shall continuously maintain a registered agent and office in the State of Delaware as required by the Delaware Act. The registered agent and office shall be as set forth in the Certificate of Formation or as otherwise determined by the Board of Managers. The Company shall qualify to do business in any jurisdiction where the nature of the Company's business and activities requires it to be so qualified.

1.6.   Term. The term of the Company commenced upon the date of the filing of the Certificate of Formation with the Delaware Secretary of State, Division of Corporations and shall continue until such time as the Company is dissolved pursuant to the terms hereunder or pursuant to the Delaware Act.

1.7.   Company Purposes. The Company has been formed for the purpose of (either directly or indirectly through one or more subsidiary legal entities) conducting the following activities (collectively, the "Business"): (a) conducting business activities relating to provision of products or services in the areas of investment fund and financial advisory performance analytics, including modeling and analysis of fund and/or investment advisory performances, consolidation and categorizing information and statistics relating thereto, as well as search and data gathering methods and techniques; and/or (b) entering into any lawful transaction and engaging in any lawful activities in furtherance of the foregoing purposes and as may be necessary, incidental or convenient to carry out the business of the Company as contemplated by this Agreement.

1.8.   Filings. The Board of Managers shall execute and cause to be filed an original or amended certificate of formation, and shall take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company or similar type of entity qualified to do business and in good standing in every jurisdiction where the character of the properties owned or leased by the Company or the nature of the business conducted by the Company makes such qualification necessary, including, but not limited to causing the Company to register as a foreign limited liability company with the appropriate offices of one or more states, as determined by the Board of Managers.

ARTICLE 2
COMPANY CAPITAL; MEMBER CONTRIBUTIONS

2.1.   Company Units. The Company's Membership Interests shall be represented by units (collectively, the "Units"), which Units shall initially be designated into four separate classes, the first of which shall be designated as the "Class A-1 Common Units," the second of which shall be designated as the "Class A-2 Common Units," the third of which shall be designated as the "Class A-3 Common Units," and the fourth of which shall be designated as the "Class B Common Units." Subject to any applicable approvals required pursuant to Section 4.3, below, each authorized Unit may be issued pursuant to such agreements and on such terms (including valuation and pricing) as the Board of Managers shall approve. Subject to any applicable approvals required pursuant to Section 4.3, below, the Board of Managers shall have the right to increase the authorized number of Units from time to time.

2.2.   Initial Issuances of Units.

2.2.1   Class A Common Units.

(a)   Class A-1 Common Units. On and as of the Effective Date, GJAK has, pursuant to the Contribution Agreement, made a Capital Contribution to the Company in the form of an assignment and conveyance by GJAK of its (and/or its Affiliates') interests in the Business Assets (as described in the and pursuant to the Contribution Agreement) as of the time immediately prior to the Effective Date. In consideration of such Capital Contribution by GJAK pursuant to the Contribution Agreement, GJAK is hereby admitted to the Company as a member and is hereby issued that number of Class A-1 Common Units as are set forth opposite GJAK's name on Exhibit A, attached hereto. As of the Effective Date, GJAK shall be ascribed an initial Capital Account in the Company in an amount as set forth opposite GJAK's name on Exhibit A, attached hereto, such Capital Account representing the agreed-upon net fair market value (as of the Effective Date) of the Capital Contribution made to the Company by GJAK pursuant to the Contribution Agreement.

(b)   Class A-2 Common Units.

(1)   On and as of the Effective Date, TRC has, pursuant to the Contribution Agreement, made a Capital Contribution to the Company in the form of an assignment and conveyance by TRC of its (and/or its Affiliates') interests in the Business Assets (as described in the and pursuant to the Contribution Agreement) as of the time immediately prior to the Effective Date. In consideration of such Capital Contribution by TRC pursuant to the Contribution Agreement, TRC is hereby admitted to the Company as a member and is hereby issued that number of Class A-2 Common Units as are set forth opposite TRC's name on Exhibit A, attached hereto. As of the Effective Date, TRC shall be ascribed an initial Capital Account in the Company in an amount as set forth opposite TRC's name on Exhibit A, attached hereto, such Capital Account representing the agreed-upon net fair market value (as of the Effective Date) of the Capital Contribution made to the Company by TRC pursuant to the Contribution Agreement. Upon the issuance of any Class A-3 Common Units pursuant to the Offering (defined below), the number of Class A-2 Common Units outstanding shall thereupon automatically (without the further need for any action or approval on the part of any Person) be reduced on a one-for-one basis (i.e., based on the number of such Class A-3 Common Units so issued pursuant to the Offering).

(2)   On and as of the Effective Date, Genius has, pursuant to the Contribution Agreement, made a Capital Contribution to the Company in the form of an assignment and conveyance by Genius of its (and/or its Affiliates') interests in the Business Assets (as described in the and pursuant to the Contribution Agreement) as of the time immediately prior to the Effective Date. In consideration of such Capital Contribution by Genius pursuant to the Contribution Agreement, Genius is hereby admitted to the Company as a member and is hereby issued that number of Class A-2 Common Units as are set forth opposite Genius's name on Exhibit A, attached hereto. As of the Effective Date, Genius shall be ascribed an initial Capital Account in the Company in an amount as set forth opposite

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Genius's name on Exhibit A, attached hereto, such Capital Account representing the agreed-upon net fair market value (as of the Effective Date) of the Capital Contribution made to the Company by Genius pursuant to the Contribution Agreement.

(c)   Class A-3 Common Units. The Board has approved and authorized the issuance by the Company of up to 100,000 Class A-3 Common Units to one or more accredited and qualified investors (such issuances being subject to compliance with all Applicable Law), provided that such issuances shall be in consideration for a cash issue price of not less than $5.00 per Class A-3 Unit, and provided, further, that such issuances shall occur no later than September 30, 2016 (such date subject to extension upon approval by the Board) (collectively, the "Offering").

2.2.2   Class B Common Units.   The Board of Managers shall be and hereby is authorized and empowered, without the need to obtain any further consents of any of the Members or any other Person, to cause the Company to issue one or more Class B Common Units (and/or options thereon) to one or more Persons (including Persons who may or may not already be members of the Company), upon such terms and conditions as the Board of Managers may designate, such issuances to be evidenced and set forth in a Restricted Unit Issuance Agreement to be executed and entered into by and among the Company and the recipient of such issuance. The Board may, in its discretion, designate in any Restricted Unit Issuance Agreement applicable to any grant of Class B Common Units pursuant to this Section 2.2.2, any additional restrictions applicable to such Class B Common Units (including but not limited to vesting, forfeiture or other similar restrictions, and/or restrictions on the right to receive distributions or other economic rights relating to such Class B Common Units). Notwithstanding any other provision of this Agreement, the number of issued and outstanding Class B Common Units which are issued pursuant to this Section 2.2.2 shall, as of any given point in time, not exceed 111,111. The Board of Managers shall be and hereby is authorized and empowered, without the need to obtain any further consents of any other Members or any other Persons, to take such further actions (including but not limited to, executing, entering into or adopting any agreements, including amendments to this Agreement) as the Manager shall deem necessary or appropriate in order to further evidence, reflect or give effect to any of the matters set forth in this Section 2.2.2.

2.3.   Additional Issuances of Membership Interests.   Subject to any otherwise applicable provisions of Section 2.4 and/or Section 4.3, below, the Board of Managers is hereby authorized and empowered, in its sole discretion, to issue additional Units in one or more existing or newly created series or classes from time to time, and/or any one or more instruments or securities exercisable or exchange for or into any such Units, in each case, for such consideration as the Board of Managers shall determine in its discretion (a "Future Equity Issuance"). In connection with any Future Equity Issuances, and subject to any otherwise applicable provisions of Section 2.4 and/or Section 4.3, below, the Board of Managers is hereby authorized to adopt, execute and deliver any agreements or documents, including any amendments to this Agreement, as shall be determined by the Board of Managers to be necessary or appropriate in order to evidence, reflect or give effect to the same.

2.4.   Preemptive Rights.

2.4.1   Pro Rata Offer. Except as provided in Section 2.4.3, below, in connection with any Future Equity Issuance for cash consideration, each Person to whom any Units are issued pursuant to Section 2.2.1, above, shall, for so long as such Person continues to hold at least 10% of the total Units originally issued to such Person pursuant to Section 2.2.1, above (an "Applicable Member") have the right (exercisable as described in this Section 2.4.1) to purchase its Pro Rata Share of any such securities sold in such Future Equity Issuance on substantially the same terms and conditions offered in the Future Equity Issuance.

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(a)   The Company shall provide each Applicable Member a written notice (an "Offering Notice") of any proposed Future Equity Issuance at least ten (10) Business Days prior thereto, which Offering Notice shall set forth in reasonable detail the terms and conditions of such securities being offered in the Future Equity Issuance. Upon receipt of such Offering Notice, such Applicable Member shall thereupon have five (5) Business Days to elect to purchase all or some of such securities, up to the amount which such Applicable Member is entitled to purchase pursuant to this Section 2.4.1 (the "Purchase Election").

(b)   Any Purchase Election shall be made by such Applicable Member providing to the Company, within such five (5) Business Day period, written notice of its election to purchase such securities, identification of the amount of such securities, and readily available funds in the full amount of the subscription price for such securities, it being acknowledged that, depending on the actual amount of securities actually sold by the Company in such Future Equity Issuance, the actual amount of securities to which such Applicable Member may actually purchase pursuant hereto may be less than the amount so subscribed (in which case the Company shall return such oversubscribed amounts to such Applicable Member without deduction or earnings thereon).

2.4.2   Securities Not Purchased.   With respect to any Applicable Member, any securities (other than the Pro Rata Share thereof to which such Applicable Member is entitled to purchase pursuant to Section 2.4.1, above) offered by the Company in connection with any Future Equity Issuance pursuant to which an Offering Notice is issued may be sold by the Company to any Person as determined by the Board of Managers in their sole discretion (i.e., without again being subject to the terms of this Section 2.4) on terms and conditions not inconsistent with the Offering Notice, provided that such sale occurs within 180 days after the issuance of such Offering Notice. In addition, with respect to any Applicable Member, any securities offered by the Company in connection with any Future Equity Issuance with respect to which such Applicable Member is entitled to purchase pursuant to Section 2.4.1 and with respect to which such Applicable Member does not elect to purchase as described in Section 2.4.1, above, may be issued to any Person as determined by the Board of Managers in their sole discretion (i.e., without again being subject to the terms of this Section 2.4), on terms and conditions not inconsistent with the related Offering Notice, provided that such sale occurs within 180 days after the issuance of such Offering Notice.

2.4.3   Exceptions. The provisions of Section 2.4.1, above, shall not apply following, nor in connection with, any Qualified IPO, and, in any event, shall not apply to (i) any issuance of any Units or Membership Interests (or options to acquire such Units or Membership Interests), nor any other issuances of Units or Membership Interests (or options thereon) issued to any Person as described in Section 2.2, above; (ii) any issuances of Units or Membership Interests (or securities exchangeable for or convertible into Units or Membership Interests, nor any such exchange or conversion of such securities) or rights to acquire Units or Membership Interest (or the exercise of such rights) which are issued in connection with any merger, acquisition, strategic alliance, joint venture or similar transaction involving the Company, which transaction has been approved by the Board of Managers; and (iii) any issuances of Units or Membership Interests (or securities exchangeable for or convertible into Units or Membership Interests, nor any such exchange or conversion of such securities) or rights to acquire Units or Membership Interest (or the exercise of such rights) issued in connection with any debt financing transaction, any equipment leasing or similar transaction entered into by the Company.

2.5.   No Withdrawal; No Interest.   Except as otherwise provided in this Agreement, no Member shall demand or be entitled to receive a return of or interest on any portion of its Capital Contributions or Capital Account and no Member shall withdraw any portion of its Capital Contributions or Capital Account or receive any distributions from the Company as a return of capital on account of such Capital Contributions or Capital Account.

2.6.   Member Loans. To the extent approved by the Board of Managers, the Members may lend monies to the Company at the interest rates and other terms and conditions which shall be approved by the Board of Managers and which shall be evidenced in one or more written instruments. Except as may otherwise be specifically provided for in connection with any such loan, the making of any such loan by any Member shall not increase such Member's Capital Account and shall not entitle the lending Member to any increase in his, her or its percentage economic interests hereunder.

ARTICLE 3
MEMBERS

3.1.   Liability of Members. Except as otherwise required by any non-waivable provision of the Delaware Act or other Applicable Law, and except as provided hereunder or in other agreements between the Company and one or more Members or their Affiliates: (a) no Member shall be personally liable in any manner whatsoever for any debt, liability or other obligation of the Company, whether such debt, liability or other obligation arises in contract, tort, or otherwise; (b) no Member (in such capacity) shall have any fiduciary or other duty to any Member (in such capacity) with respect to the business and affairs of the Company; and (c) no Member shall in any event have any liability whatsoever in excess of (i) the amount of its Capital Contributions, (ii) its share of assets and undistributed profits of the Company, if any, and (iii) the amount of any wrongful distribution to such Member, if, and only to the extent, such Member has actual knowledge (at the time of the distribution) that such distribution is made in violation of Section 18-607 of the Delaware Act.

3.2.   Meetings of the Members. No regular, annual or special or other meetings of the Members are required to be held. If held, any such meeting shall be noticed, held and conducted in the manner provided in the Delaware Act; provided that (a) any such meeting shall be held at the Company's principal executive office or at any place selected by the Board of Managers and set forth in the notice of the Meeting, and (b) a meeting shall be held only when called by the Board of Managers. Any action that may be taken at a meeting of the Members may be taken without a meeting by written consent in accordance with the Delaware Act.

3.3.   Managerial Authority of Members. The Members, in their capacities as such, shall have no power or authority to participate in the management of the Company except as expressly authorized by this Agreement or as expressly required pursuant to the Delaware Act notwithstanding this Agreement. Unless expressly and duly authorized in writing to do so by the Board of Managers, none of the Members, in their capacity as such, shall have any power to sign for, bind or act on behalf of the Company in any way, to pledge the Company's assets or credit, or to render the Company liable for any purpose. Except as expressly provided in this Agreement, the Members, in their capacities as such, shall have no voting, approval or consent rights.

ARTICLE 4
MANAGEMENT OF THE COMPANY

4.1.   Board of Managers. Subject to the provisions of this Article 4, and except as otherwise provided in Section 4.3., below, the business, property and affairs of the Company will be governed by, and all powers of the Company will be exercised by, or under the direction of the Company's managers (each, a "Manager"), who shall collectively comprise a board of managers (the "Board" or the "Board of Managers"). Subject to Section 4.3, below, the Board of Managers, acting as a group, shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company in such a manner as they deem necessary or appropriate and to make all decisions

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regarding those matters. Any act or decision of the Board of Managers on behalf of the Company shall be taken by their majority vote or consent.

4.2.   Appointment, Resignation, Removal of Board of Managers.

4.2.1   The Board of Managers of the Company shall consist of up to 5 members. Two of the Managers shall be appointed to the Board by a Majority in Interest of the A-1 Members (the "A-1 Managers"), and one of the Managers shall be appointed to the Board by TRC and one of the Managers shall be appointed to the Board by Genius (collectively the "A-2 Managers") and one Manager shall be appointed to the Board by a majority vote of the A-1 Managers and the A-2 Managers (the "Independent Manager").

4.2.2   Except as otherwise set forth herein, each Manager will serve as such until resignation or removal pursuant to the terms of this Agreement. Any Manager may resign as such at any time by giving prior written notice thereof to the Company and the Members. Any such resignation shall take effect upon receipt of such notice by the Company, or at such later time, if any, as may be specified in such notice. Unless otherwise specified in such notice, the acceptance of such notice shall not be necessary to make such resignation effective. Any A-1 Manager may only be removed upon written consent of a Majority in Interest of the A-1 Members. Any A-2 Manager may only be removed upon written consent of a Majority in Interest of the A-2 Members. Any Independent Manager may be removed only upon vote of majority of the A-1 Managers and A-2 Managers. Furthermore, any Manager shall automatically be removed upon such Manager's death or permanent disability.

4.2.3   Following any resignation or removal of any A-1 Manager a successor A-1 Manager shall be appointed by a vote of a Majority in Interest of the A-1 Members. Following any resignation or removal of any TRC A-2 Manager, or Genius A-2 Manager, a successor A-2 Manager shall be appointed by a vote of TRC or Genius, as appropriate, to replace its Manager that so resigned or was removed. Following any resignation or removal of any Independent Manager, a successor Independent Manager shall be appointed by a majority vote of the A-1 Managers and the A-2 Managers.

4.3.   Major Actions. Notwithstanding the other provisions of this Agreement to the contrary, neither the Board of Managers nor any Member or officer of the Company shall have the power or authority to undertake any Major Actions without the prior written consent of 80% or more of the number of Priority Units then outstanding. The term "Major Actions" shall mean any of the following:

4.3.1   Causing any merger or dissolution of the Company, or any transfer or sale of all or substantially all of the Company's assets;

4.3.2   Any issuance of Units by the Company (other than pursuant to Section 2.2, above);

4.3.3   Causing the Company to incur any material amount of debt for borrowed money, or causing the Company to guaranty or pledge its assets to secure any material amount of debt of any other Person;

4.3.4   The approval pursuant to Section 6.1 of any Transfer which constitutes all or any portion of a Selling Member Transaction;

4.3.5   Causing the Company to lend any material amount of money to any Person (other than in the ordinary course of business); or

4.3.6   Approving any annual or operating budget of the Company.

4.4.   Meetings of the Board of Managers. The provisions of this Section 4.4 shall govern meetings of the Board of Managers:

4.4.1   Meetings. The Board of Managers shall have meetings as determined by the Board from time to time, provided, however, that such meetings shall be held at least quarterly unless otherwise approved by a majority of the members of the Board. Any action required or permitted to be taken by the Board of Managers may be taken by the Board of Managers without a meeting by written consent if all members of the Board of Managers are given advance notice of the intention of the Board of Managers to take such action, delivered personally or by telephone, facsimile or other electronic transmission, and such action is approved in writing by that number of Managers as would be required to take such action at a meeting of the Board of Managers. Such action by written consent will have the same force and effect as a vote at a meeting of the Board of Managers. Approval by any member of the Board of Managers to any action by e-mail to the other Managers shall be deemed the written consent of such member of the Board of Managers to such action.

4.4.2   Conduct of Meetings. Meetings of the Board of Managers may be called by any Manager. Meetings of the Board of Managers may be held at any place designated in the notice of the meeting or at such place as may be approved by the Board of Managers. In the absence of any such designation, meetings of the Board of Managers shall be held at the Company's principal executive offices. Members of the Board of Managers may participate in a meeting through the use of conference telephone or similar communications equipments, so long as all members of the Board of Managers participating in such meeting can hear one another. Participation in a meeting in such manner constitutes presence in person at such meeting.

4.4.3   Notice of Meetings. All meetings of the Board of Managers shall be held upon at least two (2) days advance notice delivered personally or by telephone, facsimile or other electronic transmission, to each Manager. A notice need not specify the purpose of any meeting. Notice of a meeting need not be given to any member of the Board of Managers who signs a waiver of notice or a consent to hold the meeting (which waiver or consent need not specify the purpose of the meeting) or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting such lack of notice prior to commencement of such meeting. A majority of the Managers participating in any meeting may adjourn any meeting to another time and/or place. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment shall be given prior to the time of the adjourned meeting to the Managers who are not present at the time of adjournment.

4.4.4   Reimbursement. The Company shall reimburse each Manager for all necessary and proper costs and expenses (including reasonable and properly documented travel, lodging and meal expenses) incurred in connection with such Manager's attendance and participation at meetings of the Board of Managers to the extent not otherwise reimbursed by the Company by virtue of the status of such Manager as an employee or service provider of the Company.

4.5.   Appointment of Officers. The Board of Managers may appoint one or more officers at any time, upon such terms and conditions as shall be determined by the Board of Managers. The officers of the Company may include a chairman, a chief executive officer, a president, a chief operating officer, one or more vice presidents, a secretary, one or more assistant secretaries, a chief financial officer and one or more deputy chief financial officers. The officers, if any, shall serve at the pleasure of the Board of Managers, subject to the rights, if any, of an officer under any contract of employment. An officer need not be a Member and may hold any number of offices. The officers shall exercise such powers and perform such duties as are specified in this Agreement and as shall be determined from time to time by

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the Board of Managers. Generally, unless otherwise provided, each officer shall have the powers, duties, and responsibilities usually vested in like titled officers of a Delaware corporation and shall perform such other duties and have such other powers as the Board of Managers may from time to time prescribe.

4.6.   Transactions Between the Company and Members. Notwithstanding that it may constitute a conflict of interest, any Member and/or any member of the Board of Managers and their respective Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them.

4.7.   Liability. No Member or Manager, nor any of their officers, employees, directors, members, partners, shareholders or other representatives or agents shall be liable to the Company or to any other Member for any loss or damage sustained by the Company or any other Member unless the loss or damage shall have been the result of fraud, deceit, reckless or intentional misconduct, or a knowing violation of the law by such Member or member of the Board of Managers. No Member or member of the Board of Managers, nor any shareholder, officer, director, partner, member, subsidiary, employee, agent or affiliate of such person (nor any officer, director, partner, member, subsidiary, employee, agent or any other person acting through or under the authority of any of the foregoing) shall be liable, responsible or accountable in damages or otherwise to any Member of the Company for any act performed in good faith by any or all such persons in connection with the affairs of the Company, where such action, inaction or failure to act is based upon the belief that such action, inaction or failure to act is reasonable under the circumstances and does not constitute gross negligence or intentional misconduct.

4.8.   Indemnification. The Company shall defend, indemnify and hold harmless, and pay all judgments against, each Manager and each Member, and his, her or its shareholders, officers, directors, partners, members, subsidiaries, employees, agents and affiliates (and any stockholders, officers, directors, partners, members, subsidiaries, employees, agents and affiliates of any of the foregoing) arising from any claim, loss, liability or damage incurred by reason of an act performed, or omitted to be performed, in connection with the affairs of the Company by any or all of the aforementioned persons in good faith, including attorneys fees incurred by any of the aforementioned persons in good faith, including any such fees incurred in connection with the defense of any action based on any such alleged act or omission. All judgments against the Company and/or any of the aforementioned persons, wherein any of the aforementioned persons is entitled to indemnification, as herein provided, shall first be satisfied from Company assets. The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was an agent of the Company against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as an agent, whether or not the Company would have the power to indemnify such person against such liability under the provisions of this Section 4.8 or under applicable law. The Company, in its discretion, may elect to enter into separate indemnification agreements with one or more of the Managers.

4.9.   Reorganization. If the Board of Managers determines that the conversion of the Company from a limited liability company to a corporation or any other legal entity would be advantageous to the Company and its Members, each of the Members hereby agree to take all actions necessary to effect such conversion, including either the approval of a merger or conversion of the Company with a newly formed corporation or other legal entity, or the contribution of all of the Company's assets or membership interests (either directly or indirectly) to a newly formed corporation or other legal entity, in each case with each Member receiving substantially similar ownership interests, voting rights, preferences and investor protections as existed immediately prior to such merger or contribution; provided, however, that in the event of a merger or conversion of the Company into a corporation, or the creation of a new corporation, in each case in connection with a Qualified IPO

15

involving the Company, it is agreed that common stock in such corporation and/or similar common interests in the Company will be considered "substantially equivalent ownership interests" if the number of shares, common units or percentage interests (or similar interests) received by each Member in exchange for such Member's then-existing Membership Interests in the Company is based on the proportionate amounts that each would have received have the Company been liquidated and the proceeds distributed in accordance with the provisions of this Agreement.

4.10.   Contractual Authority. Only those officers of the Company and/or any other Persons associated with the Company who have been given authority by the Board of Managers to do so may execute on behalf of the Company any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, or any assignment or endorsement thereof. Any person dealing with the Company or the Board of Managers may rely upon a certificate signed by Board of Managers as to (1) the identity of the Board of Managers or any other Member of the Company, (2) the persons who are authorized to execute and deliver any instrument or document for or on behalf of the Company or (3) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

ARTICLE 5
CAPITAL ACCOUNTS, DISTRIBUTIONS AND ALLOCATIONS

5.1.   Capital Accounts. A capital account for each Member (the "Capital Accounts") will be established on the Company's books and records. The Capital Accounts will be maintained in accordance with the following provisions:

5.1.1   To each Member's Capital Account there shall be added (a) such Member's Capital Contributions, (b) such Member's allocable share of income, gain and profit and any items in the nature of income or gain that are specially allocated to such Member pursuant to this Agreement, and (c) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

5.1.2   From each Member's Capital Account there shall be subtracted (a) the amount of cash and the fair market value of any Company assets (other than cash) distributed to such Member (other than any payment of principal and/or interest to such Member pursuant to the terms of a loan made by the Member to the Company) pursuant to any provision of this Agreement, (b) such Member's allocable share of losses, deduction and expense and any other items in the nature of expenses or losses that are specially allocated to such Member pursuant to this Agreement, and (c) liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

5.1.3   In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

5.1.4   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any additions or subtractions thereto, are computed in order to comply with such Regulations, the Board of Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company.

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5.2. <u>Allocations</u>. After giving effect to the special allocations set forth in Section 5.3, below, and except as may otherwise be provided in this Agreement, Net Profits or Net Losses (or any items thereof) shall be allocated, at the end of the Company's fiscal year and at such times as the Book Values of any Company asset is adjusted pursuant to the definition of Book Value set forth above, among the Members as follows:

5.2.1   All such Net Profits and all Net Losses (or items thereof) shall be allocated among the Members so as to, as nearly as possible, increase or decrease, as the case may be, each Member's Capital Account balance to the extent necessary such that each such Member's Capital Account is equal to the amount that such Member would receive if the Company were dissolved, its assets sold for their respective Book Values, its liabilities satisfied in accordance with their terms and all remaining amounts were distributed to the Members in accordance with Section 5.4.2 below immediately after making such allocations. The intent of the foregoing allocation is to comply with Regulations Section 1.704-1(b) and to ensure that the Members receive allocations of Net Profits and Net Losses (and items thereof) pursuant to this Section 5.2.1 in accordance with their relative economic interests in the Company.

5.2.2   If the Capital Accounts of the Members are in such ratios or balances that distributions in the manner set forth in Section 5.4.2 below would not be in accordance with the positive Capital Account balances of the Members, such failure shall not affect or alter the distributions set forth hereunder; instead, the Board of Managers will have the authority to reasonably make other allocations and/or re-allocations of Net Profits or Net Losses (or items thereof) among the Members in a manner which will result in such Capital Accounts of each Member having a balance prior to such distributions equal to the distributions to be received by the Member in accordance with the provisions of Section 5.4.2 below.

5.3.   <u>Regulatory Allocations</u>.

5.3.1   Notwithstanding any other provision in this Article 5 to the contrary, no allocation of income, gain, profit, deduction, loss, or expense will be made unless it would be considered under the Regulations promulgated under Code Section 704(b) (the "704(b) Regulations") either to have substantial economic effect or to be in accordance with the Members' interests in the Company. To the extent necessary to comply with the foregoing, in lieu of the allocations set forth in Section 5.2, above, the Board of Managers shall cause the Company's income, gain, profit, deductions, losses, or expenses, or any items thereof, to be reallocated among the Members in such manner as the Board of Managers determines to be fair and appropriate and consistent with the provisions of the 704(b) Regulations, including, without limitation, the provision of Regulations Section 1.704-2(f) (the minimum gain chargeback rules), Section 1.704-2(i)(4) (member nonrecourse debt minimum gain chargeback rules) and Section 1.704-1(b)(2)(ii)(d) (the qualified income offset rules), each of which is hereby incorporated by this reference.

5.3.2   If the Board of Managers determines that a Member's Capital Account balance would otherwise have a deficit balance that exceeds the maximum deficit balance that would be permitted under the 704(b) Regulations, special allocations of the Company's income, gain, profit (or items thereof) may be made, in the discretion of the Board of Managers, to such Member, or special allocations of the Company's deductions, losses or expenses (or items thereof) may be made, in the discretion of the Board of Managers, to the other Members.

5.3.3   If special allocations are made under this Section 5.3 (the "Regulatory Allocations"), the Board of Managers may take such Regulatory Allocations into account in making subsequent allocations of the Company's income, gain, profit, losses, deductions, and expenses (or items

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thereof), and may make such further special allocations as may be necessary or appropriate, in the Board of Managers' discretion, so as to prevent the Regulatory Allocations from distorting the manner in which the Company distributions are intended to be divided among the Members pursuant to this Agreement.

5.4. <u>Distributions</u>. Subject to Applicable Law, and except as otherwise provided in this Agreement or in any applicable Restricted Unit Issuance Agreement with respect to any Member, a vote of 80% of the outstanding Units of the Company entitlted to vote may cause the Company to make annual, quarterly or other periodic distributions of Available Amounts (if any) from time to time, such distributions to be at such times and in such amounts as shall be determined from time to time by the Board of Managers in its discretion, such distributions to be distributed among all Members as follows:

5.4.1 <u>Operating Proceeds</u>. Any such Available Amounts other than such amounts as are attributable to Capital Events (as reasonably determined by the Board) shall be distributed among the Members in accordance with their relative holdings of Units.

5.4.2 <u>Capital Events</u>. Any such Available Amounts which are attributable to Capital Events (as reasonably determined by the Board) shall be distributed among the Members in the following order and priority:

(a) First, to the holders of Priority Units (pro rata to each based on the number of such Priority Units held by each such holder) until the aggregate amounts distributed pursuant to this Section 5.4.2(a) is equal to $5.00 per Priority Unit;

(b) Then, any such remaining amounts shall be distributed among the Members in accordance with their relative holdings of Units.

5.5. <u>Tax Distributions</u>. Notwithstanding the provisions of Section 5.4, above, a vote of 80% of the outstanding Units of the Company entitled to vote may cause the Company, to the extent of any Available Amounts, following the close of any calendar quarter, to make distributions to the Members in such proportions and in such amounts as will cause each Member to receive distributions of the Available Amounts of the Company under this Section 5.5 for the portion of the calendar year ending on the last day of such calendar quarter equal to an amount up to the excess of (a) the Presumed Tax Liability of the Member for such portion of the calendar year over (b) the aggregate prior distributions of Available Amounts to each such Member during such year pursuant to Section 5.4, above, or with respect to such period pursuant to this Section 5.5. For this purpose, the term "Presumed Tax Liability" means, with respect to any Member for any period, the amount determined by multiplying the Presumed Tax Rate by the excess of the taxable income or gain for such period which is reportable by the Company to such Member on the IRS Form K-1 (or equivalent successor forms) over the deductions allocated to such Member under this Article 5 for the same period. The Board shall have the discretion to make such reasonable assumptions or adjustments in determining the amount of Presumed Tax Liability of any Member with respect to any period. Distributions to any Member under this Section 5.5 shall be treated as advances against (and dollar-for-dollar reductions of) the next amounts otherwise distributable to such Members pursuant to Sections 5.4.1 or 5.4.2(b), above.

5.6. <u>Withholding</u>. Notwithstanding any provision herein to the contrary, the Board of Managers is authorized to take any and all actions that it determines to be necessary or appropriate to ensure that the Company satisfies any and all withholding and tax payment obligations under any United States (or foreign) federal, state or local law, including Sections 1441, 1445, 1446, and/or 1471-1474 of the Code. Without limiting the generality of the foregoing, the Board of Managers may withhold from any distribution or other items the amount that it determines is required to be withheld from the amount otherwise distributable to any Member under this Agreement; provided, however, that any amount paid

NAI-1501866703v5

by the Company under any tax withholding or similar rules to any taxing authorities on behalf of or as a result of any tax liability of any Member shall be deemed to have been distributed to such Member under Section 5.4 for all purposes of this Agreement. In addition, the Board of Managers may also treat amounts withheld by any Person from payments to the Company as received by the Company and distributed under Section 5.4 of this Agreement to the Member or Members to whom such withheld amounts are properly attributable. In the event that the Company withholds or pays tax in respect of any Member for any period in excess of the amount, if any, withheld from distributions to such Member for such period (or the Company should have withheld or paid tax in respect of any Member for any period in excess of the tax, if any, that it actually withheld or paid), such excess shall be a recourse loan from the Company to such Member, which shall bear interest at the applicable federal rate (as set forth in the Code with respect to long-term instruments) plus 5% and shall be payable on demand by the Company.

ARTICLE 6
TRANSFER AND ASSIGNMENT OF INTERESTS

6.1.   <u>Transfers</u>. Except with respect to Permitted Transfers, no Member may Transfer (directly or indirectly) all or any portion of such Member's Membership Interests (or any beneficial interests therein) to any other Person except with the prior written consent of the Board of Managers, which consents may be given or withheld as the Board of Managers may determine in its sole discretion. Any purported Transfer which is not in accordance with this Agreement shall be null and void and of no effect. After the consummation of any Transfer of any part of Member's Membership Interests, such Membership Interests (or portion thereof) so Transferred shall continue to be subject to the terms and conditions of this Agreement and any further Transfers shall be required to comply with all of the terms and provisions of this Agreement. Any Transfer shall be subject to the provisions of Section 6.6, below.

6.2.   <u>Substitution of Members</u>. A transferee of any Membership Interests properly transferred hereunder shall have the right to become a substitute Member only if consent of the Board of Managers is given, such transferee executes an instrument reasonably satisfactory to the Board of Managers accepting and adopting the terms and provisions of this Agreement, and such transferee pays any reasonable expenses in connection with his, her or its admission as a substitute Member (as requested by the Board of Managers). The admission of a substitute Member shall not result in the release of the Member who assigned the membership interest in the Company from any liability that such Member may have to the Company.

6.3.   <u>Permitted Transfers</u>.

6.3.1   For purposes of this Agreement, the term "Permitted Transfer" shall (subject to Section 6.3.2, below) mean (i) a transfer by an individual Member of all or any portion of such Member's Membership Interests in the Company to a trust for the benefit of the transferor and/or his or her immediate family members, provided that such trust is, during the transferor's lifetime, controlled by the transferor, (ii) any transfer by a permitted transferee described in (i), above, back to the original transferor Member thereof, or (iii) any transfer by an Member other than an individual to an Affiliate of such Member

6.3.2   Notwithstanding the foregoing, in no event shall a Transfer constitute a "Permitted Transfer" unless and to the extent that (i) the Board of Managers is notified of the material terms concerning such transfer prior thereto (including, but not limited to, the would-be transferee and the consideration to be received therefore), (ii) the would-be transferee agrees in writing to be bound by the provisions of all agreements applicable to the Membership Interests to be transferred (including, without limitation, a joinder to this Agreement), (iii) the transferor agrees that, notwithstanding clause (ii), above, such transferor shall nonetheless not be released from any obligations such transferor has to the Company pursuant this Agreement or otherwise, (iv) such transfer does not cause a termination of the Company for purposes of Section 708 of the Code, and (v) such transfer is in compliance with all Applicable Law and also does not violate any of the terms of any contract to which the Company or any of its Affiliates is then a party.

6.4.   Additional Transfer Restrictions. Notwithstanding anything herein to the contrary, no Member may, without the prior consent of the Board of Managers, Transfer all or any portion of its Membership Interests to the extent such Transfer would violate any applicable securities laws, or would cause a termination of the Company for federal income tax purposes.

6.5.   Enforcement of Transfer Restrictions. The restrictions on Transfer contained in this Agreement are an essential element in the ownership of the Membership Interests. Upon application to any court of competent jurisdiction, the Company and/or a Member, as the case may be, shall be entitled to a decree against any Person violating or about to violate such restrictions, requiring their specific performance, including those prohibiting a Transfer of all or a portion of such Membership Interests.

6.6.   Tag-Along/Drag-Along Rights. In addition to any other terms, conditions or restrictions applicable to any proposed Transfer, any proposed Transfer (other than pursuant to a Permitted Transfer) by any Member shall comply with the terms and conditions of this Section 6.6.

6.6.1   Tag Along Rights. In the event that (other than in connection with a Permitted Transfer) any Member or group of Members acting together proposes to voluntarily sell any of their Units representing more than 50% of the total Class A Common Units outstanding as of such time (any such Member(s), in such capacities, being referred to as the "Selling Member(s)"), in each case to any unrelated third-party purchaser in an arm's-length transaction (a "Selling Member Transaction"), each holder of Priority Units who is not a Selling Member(s), (each, a "Tag Along Member") shall have the right to require the purchase of the portion of their Priority Units (collectively, the "Tag Along Units") on the same terms and conditions as apply to such Selling Members in connection with such sale, such portion to be determined by multiplying such Tag Along Member's total Tag Along Units by a fraction, the numerator of which is the aggregate number of Units proposed to so be sold by such Selling Member and the denominator of which is the aggregate number of Units held by such Selling Member immediately prior to such sale. In connection with such required purchase, such Tag Along Member shall be entitled to receive a percentage of the total proceeds being paid by the buyer in the transaction giving rise to the tag along rights described in this Section as is determined by dividing the total proceeds such Tag Along Member would have received with respect to such portion of its Units had the Company sold all of its assets for the "fair market value" of such assets, and then distributed such proceeds to all Members in liquidation, by the total proceeds that would have been received by all Selling Members and all Tag Along Members with respect to such Units to be sold in such transaction had the Company sold all of its assets for such "fair market value" and then distributed such proceeds in liquidation. For this purpose, the "fair market value" of the Company's assets shall be reasonably determined by the Board taking in to account the value implied by the sale of Units by the Selling Members.

6.6.2   Drag-Along Rights. In the event that any Member or group of Members, after compliance with any transfer restrictions or requirements of this Agreement (including Sections 6.1, 6.6 and 6.6.1 above), agree to sell to any unrelated third party purchaser in an arm's length transaction, in a single transaction or a series of related transactions, Units representing more than fifty percent (50%) of the total Units in the Company outstanding as of such time, such selling Members shall have the right to require all, but not less than all, other Members of the Company to sell or transfer a portion of their Units to such purchaser on the same terms and conditions applicable, and for the same per-Unit amount and type of consideration payable, to the such selling Members on a *pro rata* basis (provided, however, that the amount to be received by each such Member in such transaction shall be determined in a manner similar to that described in the last sentence of Section 6.6.1 above).

6.6.3   Termination of Tag-Along/Drag-Along Rights. The provisions of this Section 6.6 shall have no further application on or following any Qualified IPO involving the Company (or its successor in interest)

ARTICLE 7
PROVISIONS FOR MUTUAL PROTECTION OF THE COMPANY AND ITS MEMBERS

7.1.   General.

7.1.1   The business of the Company at the present time consists solely of owning managing, and exercising its interests (directly or indirectly through one or more Affiliated entities or other arrangements) with respect to the conduct of the Business (and related activities). The Company may acquire or commence other businesses and activities in the future. If, at any time or times in the future, the Company engages in businesses or activities in addition to or in lieu of its present activity, the provisions of this Article 7 shall apply to all such businesses and activities. It is acknowledged and agreed that each of the Members has a vital and continuing interest in protecting the Business of Company, including without limitation its confidential and proprietary information, its officers, employees, and consultants, and its existing and prospective relationships with clients, joint venture partners, investors, and with investments or other assets in which the Company invests.

7.1.2   The Members mutually acknowledge and agree that the restrictions and other provisions hereafter set forth in this Article 7 are reasonable and necessary, in all respects including without limitation, duration, geographic reach, and scope of activities covered, to provide such protection for the mutual benefit of the Members and for the benefit of the Company. Further, the Members acknowledge that in agreeing to said restrictions, they have received and have relied upon the independent advice and counsel of attorneys selected by them. Accordingly, each of the Members agrees to be bound by and to faithfully observe the restrictions and covenants set forth hereafter in this Article 7, and further agrees that he or it will not do or attempt to do indirectly, through any other Person, or by any other manner, means, or artifice, anything which this Article 7 prohibits him or it from doing directly. With respect to any Member, the provisions of this Article 7 may be modified, supplemented, or eliminated, in whole or in part, to the extent set forth in an agreement executed by the Company and such Member.

7.2.   Confidentiality.

7.2.1   The Members recognize and acknowledge that the Confidential Information constitutes valuable, special, and unique assets of the Company, and their respective Affiliates, because, among other reasons, such Confidential Information (i) has been developed at substantial expense and effort over a long period of time; (ii) constitutes a material competitive advantage which is not known to the general public or competitors, (iii) could not be duplicated by others without extraordinary expense, time, and effort, (iv) constitutes "trade secrets" (or similar property) of the Company and/or its Affiliates, or (v) is information of a private nature. A Member shall not, directly or indirectly, while he, she or it is a Member, nor at any time after he, she or it ceases to be a Member, use for the benefit of such Member or of any of his or its Affiliates, or disclose to or use for the benefit of any Person, any Confidential Information for any reason or purpose whatsoever, directly or indirectly, except as may be required or otherwise appropriate pursuant to the employment or consultancy of such Member or of his or its Affiliates by the Company and/or its Affiliates (a "Permitted Capacity"), unless and until such Confidential Information becomes available to the public or generally available to Persons other than the Company (other than as a consequence of the breach by the Member of his, her, or its confidentiality obligations hereunder).

7.2.2   Upon the occurrence of an event which causes a Member to no longer be a service-provider to the Company, and/or in the case a Member is not, or is no longer, providing services to the Company, or upon an event which causes such Member to no longer be a Member of the Company, such Member shall cause to be delivered to the Company all documents and data pertaining to the Confidential Information and shall not retain any documents or data of any kind or any reproductions (in whole or in part) or extracts of any items containing Confidential Information

7.3.   <u>Restrictions</u>. Except as otherwise set forth in a written agreement executed by and between the Company and any particular Member, at all times while a Member is a Member of the Company, and for a period of twelve (12) months thereafter, each Member shall not (except in a Permitted Capacity):

7.3.1   Directly or indirectly Participate in any activity that is competitive with the Business; nor

7.3.2   Interfere with the relations of the Company or any of its Affiliates, with any Person which, at any time during the period from the date such Member became a Member until the withdrawal of such Member, was or had been a past, present or potential customer, client, investor, partner, member, lender, joint venturer, agent, broker or similar party; nor

7.3.3   Induce or attempt to induce any officer or employee of or consultant to the Company or any of its Affiliates, to terminate his or her employment or consultancy with such entity; nor directly or indirectly hire or retain, or attempt to hire or retain, any such Person.

7.4.   <u>Severability and Modification</u>.

7.4.1   If the period of time, the geographic area, or the scope of activities applicable to any restriction contained in this Article 7 should be adjudged unreasonable in any judicial or other proceeding, then the period of time shall be reduced by such amount, the geographic area shall be reduced by elimination of such portion of such area, or the scope of activities shall be reduced by such activities, or all of the foregoing, as are deemed unreasonable, so that the restriction may be enforced in such area and during such period of time and as to such activities as are adjudged to be reasonable.

7.4.2   Each restriction which is separately stated in any section, subsection, paragraph, or clause of this Article 7 is independent of each other such restriction, and if any such restriction is held for any reason not to be capable of modification as provided in subsection 7.4.1, above, then the invalidity or unenforceability of such restriction shall not invalidate, affect, or impair in any way the validity and enforceability of any other such restriction.

7.5.   <u>Remedies</u>. The parties to this Agreement each acknowledged and agree that violation of any of the provisions of this Article 7 would result in irreparable injury to the Members and the Company, for which the aggrieved parties would have no adequate remedy at law. Accordingly, it is agreed that the Company shall be entitled, in addition to any and all other remedies provide by law, to equitable relief with respect to any such violation, including without limitation specific performance and preliminary and permanent injunctive relieve, with respect to any such violation, without the need to post any bond or other security, and no party shall assert that the Company or the other Members will not suffer irreparable injury or that they have an adequate remedy at law or are otherwise not entitled to equitable relief in such circumstances.

ARTICLE 8
BOOKS AND RECORDS; ACCOUNTING

8.1.   Company Books and Records.   The books and records of the Company will be maintained at the principal office of the Company and will be available for examination by any Member or such Member's duly authorized representatives at any reasonable time upon written notice by such Member to the Company. The Company will maintain the following books and records:

8.1.1   A copy of the Certificate of Formation and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments thereto have been executed; and

8.1.2   A copy of this Agreement and any and all amendments thereto or restatements thereof, together with executed copies of any powers of attorney pursuant to which this Agreement or any such amendments or restatements thereto have been executed.

8.2.   Inspection of Records.   Each Member shall have the right, upon reasonable written request and subject to such reasonable standards as the Board of Managers may from time to time establish, to obtain from the Board of Managers for purposes reasonably related to the Member's interest as a Member of the Company, the information set forth above in Section 8.1, as well as information regarding the status of the business and financial condition of the Company (generally consisting of financial statements of the Company) and such other information regarding the affairs of the Company as is just and reasonable in light of the purpose related to the Member's interest as a Member for which such information is sought. The Board of Managers may, however, keep confidential from any Member any information that the Company is required by law or agreement to keep confidential.

8.3.   Company Tax Returns and Tax Elections.   The Company's accountants will be instructed by the Board of Managers to prepare and file all required tax returns for the Company. The Board of Managers will cause the Company to make any tax election necessary for completion of the Company tax returns. In the event of a distribution of property made in the manner provided in Section 734 of the Code, or in the event of a transfer of an interest in the Company by a Member made in the manner provided in Section 743 of the Code, the Board of Managers may, in his, her or its discretion, cause the Company to file an election under Section 754 of the Code. The Members agree to cooperate with the Board of Managers in connection with the making of any such elections.

8.4.   Tax Matters for the Company.   The Board of Managers shall have the authority, from time to time, to designate a "tax matters partner" for the Company within the meaning of Section 6231 of the Code (as in effect immediately prior to the effective date of Section 1101 of the Bipartisan Budget Act of 2015) and to designate a "partnership representative" for the Company (as defined in Section 6223 of the Code, as in effect as of the effective date of Section 1101 of the Bipartisan Budget Act of 2015, and as the same may be amended from time to time). The tax matters partner and the partnership representative (as defined above) shall, except and to the extent that the Board designates otherwise, have the powers and authorities ascribed to such title pursuant to the Code (as applicable).

ARTICLE 9
DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

9.1.   Events of Dissolution.   The Company shall be dissolved and wound up on the first to occur of any of the following events:

23

9.1.1   The unanimous vote of the Board of Managers (subject to any applicable approvals required pursuant to Section 4.3, above); or

9.1.2   Any other event that Applicable Law specifies must operate as an event causing the dissolution of a limited liability company, notwithstanding any provision to the contrary in this Agreement.

9.2.   Event of Dissolution. The dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until it wound up and its assets have been distributed as provided in Section 9.4 of this Agreement. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

9.3.   No Capital Contribution Upon Dissolution. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, its Capital Contribution thereto, its Capital Account and its share of income, gain, profits, losses, deduction, expense and credit of the Company, and shall have no recourse therefor (upon dissolution or otherwise) against any other Member. Accordingly, if any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), then such Member shall have no obligation to make any Capital Contribution with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other person for any purpose whatsoever.

9.4.   Priority of Liquidating Distributions. Upon the occurrence of a dissolution event described in Section 9.1 above, the Company shall terminate. In the event of the dissolution and termination of the Company, the Board of Managers shall proceed with an orderly liquidation of the Company and the proceeds of such liquidation shall be applied and distributed in the following order of priority:

9.4.1   To creditors of the Company, whether they are or are not Members, for payment of the debts and liabilities of the Company and the expenses of liquidation;

9.4.2   To the setting up of any reserves that the Board of Managers may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. Such reserves shall be paid over by the Board of Managers to a bank or other institutional escrow agent to be held for the purpose of disbursing such reserves in payment of the aforementioned contingencies, and at the expiration of such period as the Board of Managers may deem advisable, to distribute the balance in the manner provided in this Section 9.4; and

9.4.3   To the Members in accordance with their positive Capital Account balances.

ARTICLE 10
AMENDMENTS

10.1.   General. Except as set forth in Section 4.3, above, or Section 10.2 below or expressly set forth elsewhere in this Agreement, any and all amendments to this Agreement may be made only with the written consent of (i) the Board of Managers; and (ii) holders of at least 80% of the outstanding Priority Units. In making any amendments, there shall be prepared and filed by, or for, the Board of Managers such documents and certificates as may be required under the Delaware Act and under the laws of any other jurisdiction applicable to the Company. Any amendments approved pursuant to this Section 10.1

shall be binding upon the Company and each of its Members (including those who did not consent, in writing or otherwise, to such amendment).

10.2.   Special Rules. Notwithstanding Section 10.1, above, this Agreement may be amended by the Board of Managers, without the consent of any Member (a) to cure any ambiguity, to correct or supplement any provision hereof which may be inconsistent with any other provision hereof, or to make any other provision with respect to matters or questions arising under this Agreement not inconsistent with the intent of this Agreement, and (b) as provided elsewhere in this Agreement.

ARTICLE 11
REPRESENTATIONS BY MEMBERS UPON ACQUISITION OR RECEIPT OF UNITS

Upon the acquisition or receipt of any Units, in addition to any other representations and warranties set forth in any other document required by the Board of Managers with respect to such acquisition or receipt, each Member makes the representations and warranties set forth in this Article 11 to the Company with respect to such Units, effective upon the acquisition or receipt thereof.

11.1.   Such Member is acquiring the Units for his own account, for investment and not with a view to the distribution thereof or any interest therein in violation of the Securities Act or applicable state securities laws.

11.2.   Such Member understands that (a) the Units have not been registered under the Securities Act by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act and Applicable Law and (b) the Units must be held by such Member indefinitely unless a subsequent Transfer thereof is registered under the Securities Act and Applicable Law or is exempt from such registration.

11.3.   Such Member further understands that the exemption from registration afforded by Rule 144 (the provisions of which are known to such Member) promulgated under the Securities Act ("Rule 144") depends on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales of the Units acquired hereunder in limited amounts.

11.4.   Such Member (i) is an "accredited investor" (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act) or (ii) has a preexisting personal or business relationship with the Company, its Subsidiaries or certain members of the Board of Managers or officers of the Company which is of a nature and duration sufficient to make such Member aware of the character, business acumen and general business and financial circumstances of the Company, and/or such Members or the Board of Managers or officers of the Company, if any.

11.5.   The Company has made available to such Member or its representatives all agreements, documents, records and books that such Member has requested relating to an investment in the Units being acquired by the Member. Such Member has had an opportunity to ask questions of, and receive answers from, Persons acting on behalf of the Company, concerning the terms and conditions of this investment, and answers have been provided to all of such questions to the full satisfaction of such Member. Such Member has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of this investment and to suffer a complete loss of its investment.

11.6.   Such Member can bear the economic risk of investment in the Units and has such knowledge and experience in financial or business matters to be capable of evaluating the merits and risks of the investment in the Units. Such Member has consulted with its professional, tax and legal advisors with respect to the U.S. federal, state, local and foreign income tax consequences of such Member's participation as a Member of the Company.

11.7.   Such Member understands that there is no public market for the Units and that the transferability of the Units is restricted.

11.8.   The execution, delivery and performance of this Agreement by such Member have been duly authorized. This Agreement has been duly executed and delivered by such Member and (assuming the valid authorization, execution and delivery of this Agreement by the other parties hereto) is the legal, valid and binding agreement of such Member, enforceable against such Member in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, and similar laws of general application relating to or affecting creditors' rights and to general equity principles.

11.9.   Such Member has not granted and is not a party to any proxy, voting trust or other agreement which is inconsistent with or conflicts with the provisions of this Agreement without the prior written consent of the Board of Managers.

11.10.   The execution, delivery and performance by such Member of this Agreement, the consummation of the transactions contemplated hereby, and the compliance by such Member with the provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation, bylaws, operating agreement, formation agreement, partnership agreement or any other organizational document of such Member, as applicable, (ii) violate or conflict with or constitute (with notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any encumbrance upon such Member's Units pursuant to, the terms, conditions or provisions of any contract, note, bond, lease, mortgage, indenture, license, agreement or other instrument or obligation to which such Member is a party or by which such Member or such Member's properties or assets are bound or (iii) violate any provision of Applicable Law or any order, judgment, award, writ, injunction or decree applicable to such Member or any of such Member's properties or assets.

11.11.   No permit, authorization, consent or approval of or by, or notification of or filing with, any Person is required in connection with the execution, delivery or performance by such Member of this Agreement.

11.12.   As an inducement to the Company to issue Units to each Member and as a condition thereto, each Member acknowledges and agrees that (i) neither the issuance of Units to any Member nor any provision contained herein will entitle any Member to remain in the employment of, or obtain employment from, the Company or any of its subsidiaries or affect the right of the Company to terminate the Member's employment at any time for any reason and (ii) except as required under the Act or as expressly provided in this Agreement, or any other agreement between the Company and a Member, the Company will have no duty or obligation to disclose to any Member, and no Member will have any right to be advised of, any material information regarding the Company.

ARTICLE 12
MISCELLANEOUS

12.1.   <u>Notices</u>.

12.1.1   Any notice, election, demand, request, consent, approval, concurrence or other communication given or made under any provision of this Agreement shall be deemed to have been sufficiently given or made for all purposes only if it is in writing and it is: (a) delivered personally to the party to whom it is directed, or (b) sent by first class mail or overnight express mail, postage and charges prepaid, addressed to the party to whom it is directed, at its address set forth on the Company's books and records. Any Member may change its address for purposes of this Agreement by giving the Company and any other Member, notice of such change in the manner provided above for the giving of notices.

12.1.2 Except as otherwise expressly provided in this Agreement, any such notice, election, demand, request, consent, approval, concurrence or other communication (a) given or made in the manner indicated in clause (a) of Section 12.1.1 above shall be deemed to be given or made on the day on which it was delivered; and (b) given or made in the manner indicated in clause (b) of Section 12.1.1 above shall be deemed to be given or made on the second business day after the day on which it was deposited in a regularly maintained receptacle for the deposit of the United States' mail, or in the case of overnight express mail, on the business day immediately following the day on which it was deposited in a regularly maintained receptacle for the deposit of overnight express mail.

12.2. <u>Arbitration</u>. Each of the parties to this Agreement agrees that any and all disputes, claims or controversies arising out of or relating to this Agreement that are not resolved by their mutual agreement shall be submitted to final and binding arbitration in San Diego County, San Diego, California, before JAMS, or its successor, pursuant to the United States Arbitration Act, 9 U.S.C. Sec. 1 et seq. Either party to any such dispute, claim or controversy may commence the arbitration process called for in this Agreement by filing a written demand for arbitration with JAMS, with a copy to the other party and to the Company. The arbitration will be conducted in accordance with the provisions of JAMS' Streamlined Arbitration Rules and Procedures in effect at the time of filing of the demand for arbitration. The parties will cooperate with JAMS and with one another in selecting an arbitrator from JAMS' panel of neutrals, and in scheduling the arbitration proceedings. The parties covenant that they will participate in the arbitration in good faith, and that each party will bear its own costs in respect of any disputes arising under this Agreement, provided, however, that the JAMS panel shall be authorized to assess costs against any party, in their discretion, determined to have acted in bad faith or without good cause. The provisions of this paragraph may be enforced by any court of competent jurisdiction, and the party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including reasonable attorneys' fees, to be paid by the party against whom enforcement is ordered.

12.3. <u>Company Counsel</u>. Legal counsel to the Company may also be legal counsel to any Member or any Affiliate of a Member. The Company has initially selected Jones Day ("Company Counsel") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member with respect to the Company, in the absence of a clear and explicit agreement to such effect between the Member and Company Counsel, and that in the absence of any such written agreement Company Counsel shall owe no duties directly to that Member. Notwithstanding any adversity that may develop, in the event any dispute or controversy arises between any Members and the Company, then each Member agrees that Company Counsel may represent either the Company or such Member in any such dispute or controversy to the extent permitted by the California Rules of Professional Conduct or similar rules in any other applicable jurisdiction, and each Member hereby consents to such representation.

12.4. <u>Further Assurances</u>. Each of the parties hereto does hereby covenant and agree on behalf of itself, its successors, and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, documents and statements, and to take such other action as may be required by law or reasonably necessary or advisable to effectively carry out the purposes of this Agreement.

12.5. <u>Counterparts/Facsimile</u>. This Agreement may be executed in any number of counterparts and all so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding

NAI-1501866703v5

that all of the parties are not signatory to the original or the same counterpart. This Agreement may be executed by facsimile.

12.6.   Governing Law. This Agreement is deemed to have been entered into and executed in the State of Delaware, and all questions with respect to the construction of this Agreement and the rights and liabilities of the parties shall be determined in accordance with the provisions of the internal laws of the State of Delaware, without regard to conflicts of laws principles.

12.7.   Binding Effect. Except as otherwise provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties signatory hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

12.8.   Provisions Severable. The provisions of this Agreement are severable. If any article, section, paragraph, provision or clause of this Agreement shall be enforceable or invalid, it shall not affect the enforceability or validity of any one or more of the other articles, sections, paragraphs or provisions of this Agreement.

12.9.   Reliance on Authority of Person Signing Agreement. If a Member is not a natural person, neither the Company nor any Member will be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such individual or be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

12.10. No Third Party Beneficiaries. Except for indemnification pursuant to this Agreement, none of the provisions of this Agreement shall be for the benefit of or enforceable by any Person other than the parties to this Agreement and their respective successors and assigns.

12.11. Entire Agreement. This Agreement is both a final expression of the parties' agreement and a complete and exclusive statement with respect to all of its terms. This Agreement supersedes all prior and contemporaneous agreements and communications, whether oral, written or otherwise, concerning any and all matters contained herein (other than, with respect to any Member, that certain Subscription Agreement executed by such Member in connection with such Member's acquisition of Units in the Company).

12.12. Spousal Consent.   Each Member who is a married individual shall cause his or her spouse to execute and deliver a Spousal Consent in the form prescribed by the Board. The signature of a spouse on a Spousal Consent shall not be construed as making such spouse a Member of the Company or a party to this Agreement except as may otherwise be set forth in such consent. Each Member who is an individual will certify his or her marital status to the Company at the Company's request.

[Remainder of Page Intentionally Left Blank]

NAI-1501866703v5

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.

GJAK, LLC, a California limited liability company

By:_____

Its:_____

THE RENAISSANCE COMPANIES, INC., a Nevada corporation

By:_____

Its:_____

GENIUS JUNKIE, LLC, a Nevada limited liability company

By:_____

Its:_____

[Counterpart Signature Page Limited Liability Company Agreement of Infinovate LLC]

COUNTERPART SIGNATURE PAGE FOR LIMITED LIABILITY COMPANY AGREEMENT OF INFINOVATE LLC, A DELAWARE LIMITED LIABILITY COMPANY

The undersigned acknowledges and agrees that the signature(s) subscribed below together with the signatures on the counterpart pages will be attached to the Limited Liability Company Agreement of INFINOVATE LLC, a Delaware limited liability company, signifying the undersigned's agreement to become a party to such agreement, as the same may be amended from time to time hereafter according to its terms, and to become a Member of INFINOVATE LLC.

_____
Type or Print Name(s) of Member

_____
Signature of or on behalf of Member

_____
Title

Address or Principal Place of Business:

_____

_____

_____

Email:_____
Phone:_____
Fax:_____

EXHIBIT A
SCHEDULE OF MEMBERS

Name	Initial Capital Account	Units
GJAK, LLC	$2,500,000	500,000 Class A-1 Common Units
The Renaissance Companies, Inc.	$1,000,000	250,000 Class A-2 Common Units[1]
Genius Junkie, LLC	$1,000,000	250,000 Class A-2 Common Units
Totals:	**$4,500,000**	1,000,000

[1] Subject to adjustment pursuant to Section 2.2.1(b) of the Agreement.